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                                                            OMB APPROVAL
                                                      ------------------------
                  UNITED STATES                       OMB Number:     3235-0058
        SECURITIES AND EXCHANGE COMMISSION            Expires:     May 31, 1997
              Washington, D.C. 20549                  Estimated average burden
                                                      hours per response...2.50

                    FORM 12b-25
            NOTIFICATION OF LATE FILING                    SEC FILE NUMBER
                                                                1-6687

                                                            CUSIP NUMBER
                                                                479368
(Check One):   [x]Form 10-K and Form 10-KSB   [ ]Form 20-F
               [ ]Form 11-K    [ ]Form 10-Q   [ ]Form N-SAR

                          For Period Ended:    December 28, 1996
                          [   ]  Transition Report on Form 10-K
                          [   ]  Transition Report on Form 20-F
                          [   ]  Transition Report on Form 11-K
                          [   ]  Transition Report on Form 10-Q
                          [   ]  Transition Report on Form N-SAR
                          For the Transition Period Ended:______________________

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

 PART I -- REGISTRANT INFORMATION
________________________________________________________________________________

 Full Name of Registrant

 Johnston Industries, Inc.
________________________________________________________________________________

 Former Name if Applicable

 N/A
________________________________________________________________________________

 Address of Principle Executive Office (Street and Number)

 105 13th Street, Columbus, Georgia  31901
________________________________________________________________________________

 City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[x]        (a)     The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without ureasonable effort or expense;

           (b)     The subject annual report, semi-annual report, transition
[x] report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x]        (c)     The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


         SEE ATTACHMENT A.
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          John W. Johnson                  706                 641-3159
         ----------------------------- --------------  -------------------------
                  (Name)                 (Area Code)         (Telephone Number)


(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).                                            [x]Yes  [ ]No

--------------------------------------------------------------------------------

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or
         portion thereof?                                                                       [x]Yes  [ ]No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SEE ATTACHMENT A.

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                           Johnston Industries, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     March 28, 1997             By     /s/  John W. Johnson
     ------------------------------    ----------------------------------------
                                       John W. Johnson, Vice President and
                                       Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
          Intentional misstatements or omissions of fact constitute
              Federal Criminal Violations (See 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with
      0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                  ATTACHMENT A

           The annual report of Johnston Industries, Inc. (the "Company") on Form 10-K cannot be timely filed, without unreasonable effort and expense, because the Company requires additional time to properly prepare audited financial statements for the period due to, among other things, its acquisition during the year of the outstanding minority interest in Jupiter National, Inc. and the necessity of restating the financial statements to account for certain discontinued operations. The Company represents that the reasons for its inability to timely file its Form 10-K could not be eliminated without unreasonable effort or expense.

         Attached hereto as Exhibit I are the Company's unaudited financial statements for the period ended December 28, 1996.


             [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]






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                                  EXHIBIT I

                  JOHNSTON INDUSTRIES, INC. AND SUBSIDIARIES
           CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               For the Three Months Ended   For the Twelve Months Ended

                                                  Dec. 28     Dec. 30            Dec. 28     Dec. 30
                                                    1996        1995               1996        1995
                                                    ----        ----               ----        ----
Net Sales                                         $79,039     $75,880            $321,882    $326,082
                                                  -------     -------            --------    --------
Cost and Expenses:

Cost of Sales, excluding Depreciation and
    Amortization                                   66,901      66,255             265,682     272,202

Selling, General and Administrative                 5,770       8,477              24,913      28,682

Restructuring Charges                                 206          --               2,891          --

Loss on Impairment of Assets                           --       6,532                  --       6,532

Depreciation and Amortization                       4,866       4,377              19,715      16,995
                                                  -------     -------            --------    --------

Total Costs and Expenses                           77,743      85,641             313,201     324,411
                                                  -------     -------            --------    --------

Income (Loss) from Operations                       1,296      (9,761)              8,682       1,671


Other Expenses (Income):

    Interest Expense                                2,984       2,272              11,157       8,430

    Interest Income                                   (82)        (33)               (272)       (161)

    Other - Net                                      (673)      1,621                (558)      3,028
                                                  -------     -------            --------    --------

            Total Other Expenses                    2,229       3,860              10,327      11,297
                                                  -------     -------            --------    --------

Equity in Earnings (Loss) of Equity
    Investments                                        --          --                  --         (40)
                                                  -------     -------            --------    --------

Income (Loss) from Continuing Operations
    Before Tax Provision, Minority Interest
    in Consolidated Subsidiary, and
    Extraordinary Item                               (933)    (13,621)             (1,645)     (9,666)

Provision (Benefit) for Income Taxes                  (36)     (6,192)               (460)     (4,231)

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

(Income) Loss of Minority Interest in
    Consolidated Subsidiary from
    Continuing Operations                                     -          2,575          1,200          1,975
                                                         ------        -------         ------        -------
Income (Loss) from Continuing Operations                   (897)        (4,854)            15         (3,460)


DISCONTINUED OPERATIONS:

Income (Loss) from Discontinued
    Operations of Jupiter National (Less
    Applicable Income Tax of $141 and
    $721 for the three months and $5,178
    and $2,069 for the twelve months,
    respectively) net of minority interest in
    income of $0 and $703, for the three
    months and $1,083 and $1,379 for the
    twelve months, respectively                             199            526          4,921            949


Loss on Disposal of Jupiter National,
     including provision of $628 for the
     twelve months (less applicable income
     tax benefit of $2,847)                                 653             --         (1,537)            --
                                                         ------        -------         ------        -------

Income from Discontinued Operations                         852            526          3,384            949
                                                         ------        -------         ------        -------

Extraordinary Item, (less applicable income
    taxes of $323),-Loss on Early
    Extinguishment of Debt                                   --             --            527             --
                                                         ------        -------         ------        -------
Net Income (Loss)                                           (45)        (4,328)         2,872         (2,511)

Preferred Dividends                                          41             --            125             --
                                                         ------        -------         ------        -------

Earnings (Loss) Applicable to Common
    Stock                                                   (86)        (4,328)         2,747          2,511
                                                         ======        =======         ======        =======


Earnings (Loss) Per Share:

     Continuing Operations                                  (09)           (46)           (01)           (33)

     Discontinued Operations                                 08             05             32             09

     Extraordinary Item                                      --             --            (05)            --
                                                         ------        -------         ------        -------

    Total                                                   (01)           (41)           (26)           (24)
                                                         ======        =======         ======        =======
Dividends Per Share                                          10             10             40             40
                                                         ======        =======         ======        =======

Weighted Average Number of Common and
    Common Equivalant shares
    Outstanding                                          10,363         10,565         10,703         10,565
                                                         ======        =======         ======        =======


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